Exhibit 99.1 Announcement to the Market Disclosure of results for the fourth quarter and from January to December of 2018, according to International Financial Reporting Standards – IFRS We present below the differences between our financial statements in BRGAAP and in International Financial Reporting Standards – IFRS. As from January 1, 2018, IFRS 9 came into effect, the accounting standard that replaces IAS 39 in the treatment of Financial Instruments. The new standard is structured to encompass the pillars of classification, measurement of financial assets and impairment and was applied retrospectively by Itaú Unibanco Holding. The complete consolidated financial statements under IFRS from January to December 2018 are available at our website: www.itau.com.br/investor-relations. 1 Comparison between BRGAAP and IFRS R$ million Adjustments and Adjustments and BRGAAP IFRS BRGAAP IFRS 2 2 Balance Sheet Reclassifications Reclassifications Dec/31/2018 Dec/31/2017 Total Assets 1,649,614 (96,817) 1,552,797 1,503,503 (67,264) 1,436,239 3 4 6 1,172,276 (12,837) 1,159,439 1,031,742 28,310 1,060,052 Cash and Cash Equivalents, Compulsory Deposits and Financial Assets At Amortized Cost 5 (-) Estimated Loss at Amortized Cost (33,326) (47) (33,373) (36,325) (412) (36,737) 4 Financial Assets at Fair Value Through Other Comprehensive Income 105,065 (55,657) 49,408 1 03,538 (51,305) 52,233 5 (3,441) 3 ,356 (85) (2,892) 2 ,808 (84) (-) Expected Loss at Fair Value Through Other Comprehensive Income 4 315,383 (28,737) 2 86,646 308,570 (35,034) 2 73,536 Financial Assets at Fair Value Through Profit or Loss 7 Tax Assets 50,242 (7,412) 42,830 59,648 (15,399) 44,249 Investments in Associates and Jointly Controlled Entities, Goodwill, Fixed Assets, Intangible Assets, 43,415 4 ,517 47,932 39,224 3 ,766 42,990 Assets Held for Sale and Other Assets Total Liabilities 1,505,490 (103,159) 1,402,331 1,364,565 (72,683) 1,291,883 3 6 1,220,233 (100,499) 1,119,734 1,088,090 (63,506) 1,024,584 Financial Assets at Amortized Cost 4 27,675 36 27,711 26,930 281 27,211 Financial Assets at Fair Value Through Profit or Loss 5 Expected Loss (Loan Commitments and Financial Guarantees) 1,265 2,527 3,792 1,950 2,972 4,922 Provision for Insurance and Pension Plan 199,995 1,192 2 01,187 1 80,445 787 1 81,232 Provisions 18,613 - 18,613 19,736 - 19,736 7 10,915 (5,631) 5,284 20,440 (12,604) 7,836 Tax Liabilities Other Liabilities 26,794 (784) 26,010 26,974 (612) 26,362 Total Stockholders' Equity 144,124 6 ,342 150,466 138,938 5 ,418 144,356 Non-controlling Interests 12,367 1,317 13,684 12,014 964 12,978 8 Total Controlling Stockholders' Equity 1 31,757 5,025 136,782 126,924 4 ,454 131,378 1 BRGAAP represents accounting practices in force in Brazil for financial institutions, according to regulation of the Central Bank of Brazil; 2 Resulted from reclassification of assets and liabilities and other effects from the adoption of IFRS; 3 Resulted from the elimination of transactions between parent company and exclusive funds (particularly PGBL and VGBL funds), which are consolidated under IFRS; 4 Refer to reclassification of financial assets between measurement categories at fair value and amortized cost; 5 Application of criterion for calculation of Expected Loss as set forth by IFRS; 6 Difference in accounting, particularly from Foreign Exchange Portfolio, which are now be presented as net effect between Assets and Liabilities; 7 Difference in accounting, particularly differed taxes, which are now accounted for as net effect between Assets and Liabilities in each one of the consolidated companies; 8 Reconciliation of Controlling Stockholders' Equity is presented in the following table. Itaú Unibanco Holding S.A. Exhibit 99.1 Announcement to the Market Disclosure of results for the fourth quarter and from January to December of 2018, according to International Financial Reporting Standards – IFRS We present below the differences between our financial statements in BRGAAP and in International Financial Reporting Standards – IFRS. As from January 1, 2018, IFRS 9 came into effect, the accounting standard that replaces IAS 39 in the treatment of Financial Instruments. The new standard is structured to encompass the pillars of classification, measurement of financial assets and impairment and was applied retrospectively by Itaú Unibanco Holding. The complete consolidated financial statements under IFRS from January to December 2018 are available at our website: www.itau.com.br/investor-relations. 1 Comparison between BRGAAP and IFRS R$ million Adjustments and Adjustments and BRGAAP IFRS BRGAAP IFRS 2 2 Balance Sheet Reclassifications Reclassifications Dec/31/2018 Dec/31/2017 Total Assets 1,649,614 (96,817) 1,552,797 1,503,503 (67,264) 1,436,239 3 4 6 1,172,276 (12,837) 1,159,439 1,031,742 28,310 1,060,052 Cash and Cash Equivalents, Compulsory Deposits and Financial Assets At Amortized Cost 5 (-) Estimated Loss at Amortized Cost (33,326) (47) (33,373) (36,325) (412) (36,737) 4 Financial Assets at Fair Value Through Other Comprehensive Income 105,065 (55,657) 49,408 1 03,538 (51,305) 52,233 5 (3,441) 3 ,356 (85) (2,892) 2 ,808 (84) (-) Expected Loss at Fair Value Through Other Comprehensive Income 4 315,383 (28,737) 2 86,646 308,570 (35,034) 2 73,536 Financial Assets at Fair Value Through Profit or Loss 7 Tax Assets 50,242 (7,412) 42,830 59,648 (15,399) 44,249 Investments in Associates and Jointly Controlled Entities, Goodwill, Fixed Assets, Intangible Assets, 43,415 4 ,517 47,932 39,224 3 ,766 42,990 Assets Held for Sale and Other Assets Total Liabilities 1,505,490 (103,159) 1,402,331 1,364,565 (72,683) 1,291,883 3 6 1,220,233 (100,499) 1,119,734 1,088,090 (63,506) 1,024,584 Financial Assets at Amortized Cost 4 27,675 36 27,711 26,930 281 27,211 Financial Assets at Fair Value Through Profit or Loss 5 Expected Loss (Loan Commitments and Financial Guarantees) 1,265 2,527 3,792 1,950 2,972 4,922 Provision for Insurance and Pension Plan 199,995 1,192 2 01,187 1 80,445 787 1 81,232 Provisions 18,613 - 18,613 19,736 - 19,736 7 10,915 (5,631) 5,284 20,440 (12,604) 7,836 Tax Liabilities Other Liabilities 26,794 (784) 26,010 26,974 (612) 26,362 Total Stockholders' Equity 144,124 6 ,342 150,466 138,938 5 ,418 144,356 Non-controlling Interests 12,367 1,317 13,684 12,014 964 12,978 8 Total Controlling Stockholders' Equity 1 31,757 5,025 136,782 126,924 4 ,454 131,378 1 BRGAAP represents accounting practices in force in Brazil for financial institutions, according to regulation of the Central Bank of Brazil; 2 Resulted from reclassification of assets and liabilities and other effects from the adoption of IFRS; 3 Resulted from the elimination of transactions between parent company and exclusive funds (particularly PGBL and VGBL funds), which are consolidated under IFRS; 4 Refer to reclassification of financial assets between measurement categories at fair value and amortized cost; 5 Application of criterion for calculation of Expected Loss as set forth by IFRS; 6 Difference in accounting, particularly from Foreign Exchange Portfolio, which are now be presented as net effect between Assets and Liabilities; 7 Difference in accounting, particularly differed taxes, which are now accounted for as net effect between Assets and Liabilities in each one of the consolidated companies; 8 Reconciliation of Controlling Stockholders' Equity is presented in the following table. Itaú Unibanco Holding S.A.

Itaú

Below is the reconciliation of Results to Stockholders' Equity, with the conceptual description of major adjustments.

Reconciliation

R$ million

	Stockholders' Equity *	Result *				
	Dec/31/2018	4th Q/18	3rd Q/18	4th Q/17	jan-dec/18	jan-dec/17
BRGAAP - Values Attributable to Controlling Stockholders	**131,757**	**6,206**	**6,247**	**5,821**	**24,977**	**23,965**
(a) Expected Loss - Loan and Lease Operations and Other Financial Assets	539	559	189	(794)	380	(1,311)
(b) Adjustment to Fair Value of Financial Assets	(961)	(42)	(129)	(153)	(303)	191
(c) Acquisition of Interest in Porto Seguro Itaú Unibanco Participações S.A.	443	(1)	(2)	(4)	(7)	(15)
(d) Criteria for Write-Off of Financial Assets	2,216	(38)	(17)	(37)	(30)	(76)
(e) Financial Lease Operations	365	(29)	(40)	(40)	(149)	(131)
(f) Other adjustments	2,423	(2)	(123)	13	39	570
IFRS - Values Attributable to Controlling Stockholders	**136,782**	**6,653**	**6,125**	**4,806**	**24,907**	**23,193**
IFRS - Values Attributable to Minority Stockholders	13,684	204	206	(297)	732	32
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	**150,466**	**6,857**	**6,331**	**4,509**	**25,639**	**23,225**

* Events net of tax effects

Differences between IFRS and BRGAAP Financial Statements

(a) In the adoption of IFRS9, there was a change in the calculation model of incurred loss (IAS39) to expected loss, considering forward-looking information. On BRGAAP, the concept of Expected Loss is used, pursuant to BACEN Resolution No. 2,682/99.[1]

(b) Under IFRS, stocks and quotas classified as permanent investments were measured at fair value and its gains and losses were recorded directly in Result. Additionally, there was a change in the model of classification and measurement of financial assets due to the new categories introduced by IFRS9.

(c) Under IFRS, the effect of accounting at fair value of the acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A. was recognized.

(d) Criterion for write-off of financial assets on IFRS considers the recovery expectative.

(e) Under IFRS (IAS 17) the financial lease operations are recorded as Fixed Assets, as a contra-entry of Other Financial Liabilities. Under BRGAAP, as from September 30, 2015, the consideration of these transactions are now recorded in result, in accordance with CMN Resolution No. 3,617/08.

(f) Other Adjustments is mainly composed of reversal of Amortizations of Goodwill under BRGAAP.

[1] More details in the Complete Financial Statements for January to December 2,018.

For comparison purposes, we present on the table below the Result and Recurring Result in IFRS and BRGAAP.

R$ million

Recurring Result	4th Q/18			4th Q/17		
	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation
Result - Attributale to Controlling Stockholders	**6,206**	**6,653**	**447**	**5,821**	**4,806**	**(1,015)**
Exclusion of the Non-Recurring Events	**272**	**164**	**(108)**	**459**	**424**	**(35)**
Provision for Citibank integration expenditures	-	-	-	277	277	-
Goodwill Amortization	171	-	(171)	135	-	(135)
Liability Adequacy Test - LAT	85	148	63	(145)	(45)	100
Tax and Social Security Lawsuits	(1)	(1)	-	184	184	-
Impairment	18	18	-	7	7	-
Others	(1)	(1)	-	-	-	-
Recurring Result - Attributable to Controlling Stockholders	**6,478**	**6,817**	**339**	**6,280**	**5,230**	**(1,050)**

The tables in this report show the figures in million. Variations and summations, however, were calculated in units.

São Paulo, February 04, 2019.

Alexsandro Broedel

Group Executive Finance Director and Head of Investor Relations

Itaú Unibanco Holding S.A.